                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Response)
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1.   Name and Address of Reporting Person*

Donahue                       Robert                   J.
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   (Last)                           (First)             (Middle)

                                  119 W. Adams
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                                    (Street)

   Villa Park,                      Illinois            60181
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

 GlobalNet, Inc. (GBNE)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

###-##-####

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4.   Statement for Month/Year

     6/00

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
                             (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chairman and Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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            Table -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                              6.
                                                             4.                               5.              Owner-
                                                             Securities Acquired (A) or       Amount of       ship
                                              3.             Disposed of (D)                  Securities      Form:       7.
                                              Transaction    (Instr. 3, 4 and 5)              Beneficially    Direct      Nature of
                                2.            Code           ------------------------------   Owned at End    (D) or      Indirect
1.                              Transaction   (Instr. 8)                    (A)               of Month        Indirect    Beneficial
Title of Security               Date          ------------      Amount      or     Price      (Instr. 3       (I)         Ownership
(Instr. 3)                   (Month/Day/Year)  Code     V                   (D)               and 4)          (Instr.4)   (Instr.4)
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Common Stock, $.001 par value   6/28/00 (1)    S                700,000      D     $1.00/     8,162,748          D
                                                                  (2)              share
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).
                                                                         (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                   2.                                                                                     Deriv-    of
                   Conver-                    5.                              7.                          ative     Deriv-   11.
                   sion                       Number of                       Title and Amount            Secur-    ative    Nature
                   or                         Derivative    6.                of Underlying      8.       ities     Secur-   of
                   Exer-             4.       Securities    Date              Securities         Price    Bene-     ity:     In-
                   cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of       ficially  Direct   direct
                   Price    Trans-   action   or Disposed   Expiration Date   ----------------   Deriv-   Owned     (D) or   Bene-
1.                 of       action   Code     of(D)         (Month/Day/Year)            Amount   ative    at End    In-      ficial
Title of           Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or       Secur-   of        direct   Owner-
Derivative         ative    (Month/  8)       4, and 5)     Date     Expira-            Number   ity      Month     (I)      ship
Security           Secur-   Day/     -------  ------------  Exer-    tion               of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)         ity      Year)    Code  V   (A)   (D)    cisable  Date     Title     Shares   5)       4)        4)       4)
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Options (3)        $8.00/   5/15/00                         5/15/01           Common    250,000           250,000   D
                   share                                                      Stock
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Explanation of Responses:

1. On May 30, 2000 GlobalNet International, Inc. ("GII") merged into a subsidiary of Rich Earth, Inc. ("Rich Earth") in a "reverse merger" transaction (the "Merger"). As a result of the Merger, GII, continued as the operating entity under the GlobalNet, Inc. ("GlobalNet" or the "Issuer") name, and its historical financial statements replaced those of Rich Earth. Prior to the Merger, Rich Earth filed a Form 10 with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") causing Rich Earth to become subject to the reporting requirements under the Exchange Act. Immediately prior to the Merger, Reporting Person was an officer, director and/or 10% beneficial owner of GII. Immediately after giving effect to the Merger, Reporting Person became an officer, director and/or 10% beneficial owner of GlobalNet. All of Reporting Person's ownership interest in the Issuer was reported in the Schedule 14C Definitive Information Statement (the "Information Statement") filed with the Commission pursuant to
Section 14(c) of the Exchange Act by Issuer (f/k/a Rich Earth). It was only recently, after Issuer engaged a new law firm as its outside counsel, that Reporting Person was advised of its ongoing reporting obligations under the Exchange Act. This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act. The failure to timely file this filing with the Commission was not willful or deliberate, but rather was the result of Reporting Person not being made aware of the ongoing reporting provisions set forth in the Exchange Act.

2. On June 28, 2000, Reporting Person sold Myron Gushlak, an outside director of GlobalNet and Managing Director of Imperium Capital (USA), 700,000 shares of Common Stock for $1.00 per share in accordance with a Stock Purchase Agreement dated May 22, 2000, as amended on June 28, 2000 (as amended, the "SPA"). Pursuant to the terms of the SPA, for a period of ten months from the date of the SPA, Reporting Person left an additional 800,000 shares of Common Stock in trust with Venture Law Corporation for purchase by Myron Gushlak at $1.00 per share. As of the date of this Report, no additional shares had been purchased.

3. On May 15, 2000, the Issuer granted Reporting Person 250,000 options to purchase its Common Stock, par value $.001 at an exercise price of $8.00/per share. Such options vest in the following manner: 33% on May 15, 2001, 33% on May 15, 2002 and 33% on May 15, 2003.



   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


       /s/ Robert J. Donahue                                 April 6, 2001
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      **Signature of Reporting Person                             Date


   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.